EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization

Primus (Bermuda), Ltd.	Bermuda
Primus Group Holdings, LLC	Delaware
Primus Financial Products, LLC	Delaware
Primus Asset Management, Inc.	Delaware
Primus Re, Ltd.	Bermuda
Primus Guaranty (UK), Ltd.	United Kingdom